CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of July 2008                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Natuzzi  S.p.A.                                         Investor Relations Dept.
Via Iazzitiello 47,                                       Tel.: +39 080 8820.812
70029 Santeramo (BA) - Italy                      investor_relations@natuzzi.com
Tel.:+39 080 8820.111
Fax: +39 080 8820.241                                     Corporate Press Office
www.natuzzi.com                                           Tel.: +39 080 8820.124
                                                   relazioni.esterne@natuzzi.com

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         NATUZZI S.P.A. APPOINTED THE MEMBERS OF THE BOARD OF DIRECTORS

                ALDO UVA NEW CHIEF EXECUTIVE OFFICER OF THE GROUP

Santeramo in Colle (BA), July 2, 2008 - The Natuzzi Group ("Natuzzi" or "the Group") today announced that the Ordinary Shareholders Meeting appointed Pasquale Natuzzi, Antonisa Perrone, Aldo Uva, Maurizia Iachino Leto di Priolo, Annamaria Natuzzi, Giuseppe Antonio D'Angelo, Francesco Giannaccari, Mario Lugli as members of the Board of Directors.

On the same date, following the above mentioned shareholders' meeting, the Board of Directors met and agreed upon the appointment of Aldo Uva as Chief Executive Officer of the Natuzzi Group and the confirmation of Pasquale Natuzzi as Chairman of the Board.


For further information, please contact:

          Investor Relations Dept.                   Corporate Press Office

           Tel.: +39-080-8820-855                    Tel.: +39-080-8820-124
           Fax: +39-080-8820-241                     Fax: +39-080-8820-508

   E-mail: investor_relations@natuzzi.com  E-mail: relazioni.esterne@natuzzi.com


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ABOUT NATUZZI S.P.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 123 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 184 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NATUZZI S.p.A.
                                                   (Registrant)


Date:  July  2nd, 2008              By: /s/ SALVATORE GAIPA
                                        --------------------------------
                                                     Salvatore Gaipa